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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IMPSAT FIBER NETWORKS, INC.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

45321T 20 2

(CUSIP Number)

March 25, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45321T 20 2		13G	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Nortel Networks Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,395,461

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,395,461

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,395,461

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 16.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 45321T 20 2		13G	Page 3 of 6 Pages
Item 1(a).	Name of Issuer: IMPSAT FIBER NETWORKS, INC. (“IMPSAT”)
Item 1(b).	Address of Issuer's Principal Executive Offices: Alferez Pareja 256 (1107), Buenos Aires, Argentina

Item 2(a).	Name of Person Filing: Nortel Networks Corporation
Item 2(b).	Address of Principal Business Office or, if None, Residence: 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6 Canada
Item 2(c).	Citizenship: Canada
Item 2(d).	Title of Class of Securities: IMPSAT Fiber Networks, Inc. Common Stock ($0.01 par value) (“IMPSAT Common Stock”)
Item 2(e).	CUSIP Number: 45321T 20 2

Item 3.		If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 45321T 20 2	13G	Page 4 of 6 Pages
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 3,395,461
	(b)	Percent of class: 16.5%
	(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 3,395,461
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 3,395,461

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45321T 20 2	13G	Page 5 of 6 Pages

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2003	NORTEL NETWORKS CORPORATION

	By:	/s/ Katharine B. Stevenson
		Name:	Katharine B. Stevenson
		Title:	Treasurer

	By:	/s/ Gordon A. Davies
		Name:	Gordon A. Davies
		Title:	Assistant Secretary

CUSIP No. 45321T 20 2	13G	Page 6 of 6 Pages

EXHIBIT A

The shares beneficially owned by Nortel Networks Corporation are held directly by Nortel Networks Limited, a wholly owned subsidiary of Nortel Networks Corporation and by Nortel Networks Germany GmbH & Co KG, an indirect subsidiary of Nortel Networks Corporation.

Nortel Networks Limited and Nortel Networks Germany GmbH & Co KG acquired direct ownership of the shares pursuant to IMPSAT's Plan of Reorganization entered under the Bankruptcy Act and completed by IMPSAT on March 25, 2003.

Nortel Networks Limited may acquire (i) 2,667,975 of such shares by exercising warrants for the purchase of 1,714,286 and 953,689 shares of IMPSAT Common Stock at an exercise price of $15.00 per share and (ii) 722,484 shares of IMPSAT Common Stock upon its conversion of Guaranteed Convertible Senior Notes-Series B. Nortel Networks Germany GmbH & Co KG owns directly 5,002 shares of IMPSAT Common Stock.